Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands, except ratios)

	Year Ended December 31,					Six Months Ended June 30,
	2012	2013	2014	2015	2016	2017
Computation of earnings:
Net income (loss) from continuing operations before provision for income taxes	$(33,906)	$(72,601)	$61,571	$(57,605)	$(69,634)	$(43,578)
Fixed charges, as calculated below	10,437	6,751	3,202	3,252	3,038	1,472

Total (losses) earnings	$(23,469)	$(65,850)	$64,773	$(54,353)	$(66,596)	$(42,106)

Computation of fixed charges:
Interest expense, including amortization of debt issuance cost	$10,313	$6,610	$3,090	$3,060	$2,825	$1,363
Estimated interest expense portion of rental expense	124	141	112	192	213	109

Total fixed charges	$10,437	$6,751	$3,202	$3,252	$3,038	$1,472

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	20.2:1	—	—	—

(1)	Our earnings from continuing operations were inadequate to cover combined fixed charges and preferred stock dividends for the years ended December 31, 2012, 2013, 2015 and 2016 by $33.9 million, $72.6 million, $57.6 million and $69.6 million, respectively. Our earnings from continuing operations were inadequate to cover combined fixed charges and preferred stock dividends for the six months ended June 30, 2017 by $43.6 million.

For all periods presented above, we had no outstanding shares of preferred stock with required dividend payments.